SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
[redacted]
CO
D.C.

02015513

February 27, 2002

RECD S.E.C.
FEB 28 2002
080

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 6, 2002 announcing Wanadoo's introduction of a new service under the heading "Madrid en fotos," a photographic street directory available on QDQ.com, the online directory for Spanish businesses and professional addresses.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Very truly yours,

Robert Ellison

cc: Olivier Fauqueux
Wanadoo

3/4

wanadoo

Paris, February 6th, 2002

"MADRID EN FOTOS": MORE THAN 700,000 PICTURES OF MADRID NOW AVAILABLE ON QDQ.COM, THE WANADOO SPANISH ONLINE DIRECTORY

More than six months after the opening of QDQ.com, the online version of the second most extensive directory in Spain, Índice Multimedia, with the support of Wanadoo, is today putting online 700,000 pictures of Madrid's streets and buildings.

With this new move, Wanadoo is further enhancing the services of its Directory business in Spain.

press release

Índice Multimedia, a subsidiary of **Wanadoo**, has recently introduced a new service under the heading ***"Madrid en fotos"*** (Madrid in pictures), the first photographic street directory dedicated to a Spanish city now available on **QDQ.com**, the online directory for Spanish businesses and professional addresses.

"Madrid en fotos" is the end-result of a partnership between Índice Multimedia and Wanadoo. Using cartographic documents of the city of Madrid, the first Spanish photographic street directory has been produced using technology developed by Wanadoo, the parent company of Índice Multimedia. In Europe, this service is available only on www.pagesjaunes.fr, www.wanadoo.fr and www.voila.fr, three French services from Wanadoo available in the cities of Marseille, Lille, Nantes, Bordeaux, Strasbourg, Nice, Lyon, Toulouse and Paris.

With 131,000 addresses and more than 700,000 photographs of the major thoroughfares in the Spanish capital, the Madrid project is the largest ever undertaken. So right now, ***"Madrid en fotos"*** covers virtually the whole city.

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'Information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com